Exhibit 99.1

COMPANY’S STOCK GRANT PLAN APPROVED BY THE EXTRAORDINARY GENERAL STOCKHOLDERS’ MEETING OF ITAÚ UNIBANCO HOLDING S.A. OF APRIL 26, 2022 ITAÚ UNIBANCO HOLDING S.A. CNPJ 60.872.504/0001-23 A Publicly-Held Company NIRE 35300010230 STOCK GRANT PLAN 1. PURPOSE OF THE PLAN 1.1. Itaú Unibanco Holding S.A. (“Itaú Unibanco” or “Company”) has a Stock Grant Plan (“Plan”) for the purpose of offering management members and employees of the Company, as well as of its direct or indirect controlled companies, the opportunity to become stockholders of the Company, achieving, as a result, a better alignment of their interests to those of its stockholders and the sharing of capital market risks, as well as enabling the Company and its controlled companies to attract and retain talents. 1.2. Management members and employees of the Company and its direct or indirect controlled companies (“Beneficiaries”) are eligible to join this Plan, at the Company’s discretion, subject to the specific target audiences of each stock grant program, in accordance with item 5 of the Plan. 2. MANAGEMENT OF THE PLAN 2.1. The Plan will be managed by the Compensation Committee (“Committee”), reporting directly to the Company’s Board of Directors. 2.2. The Committee shall have full powers to organize and manage the Plan, subject to the provisions of the Plan and any additional guidelines set by the Board of Directors. 2.3. The resolutions taken by the Committee shall bind the Company and Beneficiaries in relation to all matters related to the Plan. 3. SHARES USED 3.1. For purposes of the Plan, preferred shares issued by the Company (“Shares”) shall be used, and treasury shares may also be used, in accordance with the rules of the Brazilian Securities and Exchange Commission (“CVM”). In specific situations, such as, for example, when Beneficiaries perform their activities in Company’s direct or indirect controlled companies headquartered abroad, mechanisms with similar effects may also be used, such as share-based instruments (phantom shares) and American Depositary Receipts (ADRs) backed by the Company’s preferred shares. In the event the delivery to these Beneficiaries is in Shares, the Company may take these Shares back in case of non-compliance with the specific conditions agreed with the former. 4. ANNUAL LIMIT FOR GRANTING SHARES 4.1. The total number of Shares to be granted in each fiscal year under this Plan shall not exceed one-half percent (0.5%) of Itaú Unibanco’s total shares held by majority and minority stockholders on the balance sheet date of the same year. To calculate this limit, the options granted under the Company’s Stock Option Plan are added to the number of Shares. 4.2. In the event that, in a given year, the number of (a) Shares used for compensation under this Plan and (b) stock options granted in connection with the Company’s Stock Option Plan is lower than the limit of one-half percent (0.5%) of total shares, the resulting difference may be added for purposes of granting Shares or options in any of the seven (7) subsequent fiscal years. 4.3. For calculating the annual limit for granting Shares and stock options, the year to which the grant refers to will be considered, regardless of the year in which these Shares and stock options are transferred to Beneficiaries. 5. PROGRAMS COVERED 5.1.1. Variable Stock-Based Compensation In line with CVM Resolution No. 3,921/10, management members of the Company and of its direct or indirect controlled companies authorized to operate by the Central Bank of Brazil who are eligible to receive variable compensation will receive a portion of this compensation in Shares, in accordance with the management compensation policy. This model may also include management members of other Company’s direct or indirect controlled companies, at the discretion of the Human Resources department. In these cases, at least fifty percent (50%) of the total variable compensation will be converted into Shares and their transfer to management members will be deferred for at least three years, in portions proportional to the deferral period. These deferred portions may be reduced or not paid in case of the events provided for in Article 7, paragraph 3 of CMN Resolution No. 3,921/10. 5.1.2. Fixed Stock-Based Compensation The fixed compensation portion of the Company’s Board of Director members is annually paid in Shares and is based on the history, résumé, market conditions and other factors that may be agreed by and between the management member and the Company, in accordance with the management compensation policy. Compensation shall be paid to the effective members of the Board of Directors who do not perform executive duties, provided that they have fully completed their terms of office. 5.1.3. Distinguished Performance Program Best-evaluated employees in the participating companies, who hold eligible positions and are selected according to the Profit Sharing Program Regulation, will receive an additional percentage of profit sharing in Shares, and the corresponding transfer will be subject to the deferral period.

5.1.4. Partners Program It shall be mandatory for management members and employees of the Company and its controlled companies with distinguished performance selected by the Personnel Committee to use an amount equal to a portion of or their total annual variable compensation, net, in the case of management members, or of their net profit sharing, in the case of employees, to purchase own shares (“Own Shares”). If they hold the ownership of these Own Shares and comply with other conditions precedent set forth in the programs internal charts for the terms set forth therein, the return on investment will be delivered in consideration of Shares (“Partners Shares”). The availability of Partners Shares will be subject to the additional restrictions set forth in the program internal charter. For management members of the Company’s direct or indirect controlled companies authorized to operate by the Central Bank of Brazil, Partners Shares not yet transferred may be reduced or not paid should the events provided for in Article 7, paragraph 3 of CMN Resolution No. 3,921/10 occur. 5.1.5 Recognition Program for Key Professionals Employees with eligible positions who are selected by the Executive Personnel Committee will have an additional amount in shares assigned to their net profit sharing, to be determined in accordance with the Profit Sharing Program Regulation, the transfer of which will be subject to a deferral period. 6. SHARE PRICE 6.1. For purposes of calculating the reference price of the Shares used for this Plan, the average closing quotation of Itaú Unibanco’s Shares on BM&FBOVESPA S.A.—Bolsa de Valores, Mercadorias e Futuros (“BM&FBOVESPA”) in the previous thirty (30) days will be used, and such calculation will be carried out in the seventh (7th) business day prior to the granting of Shares. For purposes of this item, business day is deemed as the day on which trading and settlement activities are carried out on BM&FBOVESPA. 7. ACQUISITION OF RIGHT TO SHARES 7.1. Beneficiaries shall comply with the specific provisions of each program stated in the documents mentioned in item 5 hereof, including in relation to the terms and conditions of their acquisition of rights to the Shares and treatment of Shares not yet transferred to Beneficiaries in case of termination accordingly. 7.2. Beneficiaries shall have no right or privilege as that of a Company’s stockholder, notably the right to receive dividends and interest on capital related to Shares, up to the date of transfer of these Shares to Beneficiaries, provided that all conditions for the acquisition of the right to Shares are met. Notwithstanding the foregoing, the documents that govern each specific program may establish the payment of dividends or interest on capital, in cash or in shares, from the granting to the effective transfer of Shares to the Beneficiaries. 8. TERM OF THE PLAN

8.1. The Plan shall be in force for an indefinite term, and may be terminated upon resolution of the General Stockholders’ Meeting. The end of the term of the Plan shall not affect the fully vested rights to the Shares granted thereunder. 9. GENERAL PROVISIONS 9.1. In order to preserve the purpose of this Plan, the number of Shares not yet transferred to the Beneficiaries may be adjusted at the discretion of the Committee in case the number of the Company’s shares is increased or decreased as a result of share bonus, split or reverse split of shares or other corporate events giving rise to direct or indirect economic impacts on the Beneficiaries. 9.2. In line with the purposes of the Plan (item 1.1), Beneficiaries shall be subject to the equity changes in the Shares to fully maintain all the risks inherent in the Plan in its equity, particularly the risk of Share price variation, which is the reason for the prohibition of any direct or indirect mechanism to be used by any individual or company, which implies the limitation, halt or transfer of the risk associated with the Shares, including transactions by means of options, swaps, forward sales, derivatives, market commission or mandate. This obligation shall be met during the periods prior to the transfer of Shares to Beneficiaries and during the terms of unavailability of Shares transferred, where applicable. Said prohibition will cease to be applicable after 24 months from the date the Beneficiary leaves the Conglomerate’s companies. 9.3. No provision of the Plan shall provide any Beneficiary with the right to remain as a management member or employee of the Company or other controlled company, as applicable, or interfere in any way in the right of the Company or its controlled companies, at any time and in accordance with legal and contractual conditions, to terminate the corresponding employment contract or term of office or dismiss the Beneficiary in any other way. 9.4. It shall be incumbent on the Committee to decide any cases not ruled herein.